UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

STARTENGINE CROWDFUNDING, INC.

(Exact name of issuer as specified in its charter)

Delaware	46-5371570
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

3900 West Alameda Avenue, Suite 1200 Burbank, CA	91505
(Address of principal executive offices)	(Zip code)

(800) 317-2200

(Registrant’s telephone number, including area code)

Common Shares and Series T Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the term “StartEngine”, “we”, “us”, “our”, or “the company” refers to StartEngine Crowdfunding, Inc. and our subsidiaries on a consolidated basis. The terms “StartEngine Capital” or “our funding portal” refers to StartEngine Capital LLC, the terms “StartEngine Secure” or “our transfer agent” refer to StartEngine Secure LLC, the terms “StartEngine Primary” or “our broker-dealer” refer to StartEngine Primary LLC, and the term “StartEngine Assets” refers to StartEngine Assets LLC.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. BUSINESS

StartEngine Crowdsourcing Inc. was incorporated in the State of Delaware on March 19, 2014. On May 8, 2014, the company changed its name to StartEngine Crowdfunding, Inc.

StartEngine aims to revolutionize the startup financing model by helping both accredited and non-accredited investors invest in private companies on a public platform. In 2015, StartEngine Crowdfunding began operating under Title IV of the JOBS Act, allowing private companies to advertise the sale of their stock to both accredited and non-accredited investors under Regulation A, and under Title II of the JOBS Act, which permits offerings to accredited investors to be advertised under Rule 506(c) of Regulation D. StartEngine continues to expand the breadth of its offerings in order to better serve its mission. Operations expanded in 2016, as Regulation Crowdfunding, adopted in response to Title III of the JOBS Act, went into effect and we offered services to companies raising money under Regulation Crowdfunding. Beginning in December 2017, StartEngine began offering transfer agent services through one of its subsidiaries. In June 2019, StartEngine Primary LLC was approved for membership as a broker-dealer with FINRA. StartEngine Primary now offers broker-dealer services to companies selling securities in Regulation A and Regulation D offerings and operates our alternative trading system.

StartEngine’s most recent addition to its family of services are securitization services that it provides through its subsidiary StartEngine Assets.

StartEngine Crowdfunding has four wholly owned direct operating subsidiaries:

•	StartEngine Capital LLC (“StartEngine Capital”), a funding portal registered with the SEC and a member of the Financial Industry Regulatory Authority (“FINRA”), operates under Title III of the JOBS Act, which introduced Regulation Crowdfunding.

•	StartEngine Secure LLC (“StartEngine Secure”), a transfer agent registered with the SEC that was formed on December 12, 2017.

•	StartEngine Primary LLC (“StartEngine Primary”), a company formed on October 12, 2017, a registered broker-dealer, which was approved to act as alternative trading system on April 16, 2020.

•	StartEngine Assets LLC (“StartEngine Assets”), a company formed on May 18, 2020, for the purpose of securitizing assets. StartEngine Assets currently has three active subsidiaries for which StartEngine Assets is the administrative manager and/or managing member.

Principal Products and Services

Offerings: Depending on the type of offering being made, we currently operate as a technology platform connecting issuers and investors, as a broker-dealer and as a Regulation Crowdfunding funding portal. We facilitate the following types of offerings that are exempt from registration under the Securities Act:

•	Regulation A Offerings: Through StartEngine Primary we host Regulation A offerings on our platform. These companies are seeking to raise anywhere from $100,000 to $75 million and we provide an array of services, including acting as a broker-dealer, assisting with due diligence, custodial accounts and coordinating vendors.

•	Regulation Crowdfunding Offerings: Through StartEngine Capital, our funding portal registered with the SEC and FINRA, we host Regulation Crowdfunding offerings. These companies are seeking to raise anywhere from $10,000 to $5 million, and we also provide an array of services permitted by Regulation Crowdfunding, including campaign page design services, marketing consulting services, assisting with due diligence, custodial accounts, and coordinating vendors.

•	Rule 506(c) Offerings: Through StartEngine Crowdfunding, we host offerings under Rule 506(c) of Regulation D. Accredited investors are allowed to invest in these offerings and we host these offerings either on a stand-alone basis or concurrently with a Regulation Crowdfunding offering. Under Rule 506(c), companies can use general solicitation to attract investors and there is no limit to the amount of money that can be raised. Therefore, companies engaged in a concurrent Regulation Crowdfunding offering can also raise additional funds from accredited investors providing they comply with the requirements of each exemption.

StartEngine OWNers Bonus: The general public can become members of the StartEngine OWNers bonus program on StartEngine's website for $275 per year. The OWNers Bonus entitles members 10% bonus shares on all investments they make in participating campaigns on StartEngine.

StartEngine Secure: Through our wholly owned subsidiary, StartEngine Secure, we offer transfer agent services. These services include tracking each investor’s account information and the amount of securities purchased and date purchased.  We began offering transfer agent services in May 2017 to all of our clients and became a registered transfer agent in November 2017. Revenues from this service were first recognized in January 2018. Our goal is to provide a seamless service to our client companies. Our intent is for our transfer agent to have agreements with our various entities to allow it to collect information on investors and their investments through an API (application programming interface). Therefore, when a company raises money on StartEngine, our transfer agent will be notified and sent the investor information and the investment details.  The transfer agent will then capture this information into its redundant and secure database hosted in the cloud and encrypt for security purposes.

StartEngine Premium: For our Regulation Crowdfunding campaigns, we offer marketing services branded under the name “StartEngine Premium”. For an additional fee, our team will support companies with the design of their campaign pages, provide a designated account consultant to guide a company throughout the campaign creation process, and assist a company in developing a marketing strategy based on best practices and analytics from previous successful campaigns. This service first generated revenues in May 2017.

StartEngine Promote: Our funding portal now also offers digital advertising services branded under the name “StartEngine Promote”. These services are aimed at improving the success of Regulation Crowdfunding campaigns through paid advertising. For a percentage of the net investments attributable to advertisements placed by StartEngine, our team will support companies with the creative design, purchase, and optimization of advertising across, but not limited to, Facebook, Instagram, Linkedin, Twitter, and Google Adwords. This service first generated revenues in May 2018. In addition, we also offer a full-service product for our clients using Regulation Crowdfunding where, for an increase in the commission charged, we will hire consultants to assist with all areas of a campaign, including due diligence, compliance and internal accounting services.

StartEngine Primary: By adding broker-dealer services to the mix of our offerings, we are able to take a more active role in the promotion and sale of securities in Regulation A, Regulation Crowdfunding and Regulation D offerings hosted on our platforms. Further, we are able to facilitate the secondary trades on StartEngine Secondary, see (—“StartEngine Secondary” below). StartEngine Primary received approval for a range of business lines to allow us to act as the broker-dealer for the private placements of securities (which includes securities sold under Regulation D), to effect transfers and sales on StartEngine Secondary, and to be able to receive referral fees and commissions for sales of securities. Further, to expend our services that we can offer our clients, we filed a continuing membership application with FINRA (“CMA”) to be a clearing or “carrying” broker-dealer so in addition to handling a client’s orders to buy and sell securities we can also maintain custody of a client’s securities and other assets (e.g. cash in their account). Our broker-dealer registration became effective in June 2019, and our CMA for become a carrying broker-dealer was accepted at the end of September 2021.

StartEngine Secondary: The goal of the StartEngine Secondary platform is to increase liquidity for shares sold in Regulation A, Regulation Crowdfunding and Regulation D offerings. We facilitate the transfer and sale of these shares by creating an alternative trading system (“ATS”) to allow for secondary trades. Sales of shares sold under Regulation A on the StartEngine platform are permitted immediately, while holders of shares sold under Regulation Crowdfunding and Regulation D will need to wait one year in order to comply with the applicable transfer restrictions to participate on the platform. After receiving the requisite FINRA approval to operate as an ATS, StartEngine Primary launched its ATS, branded as “StartEngine Secondary” on May 18, 2020.

To date, StartEngine Secondary has a limited operating history, and only five companies have been quoted on this platform, including the company itself. Over 400 issuers have signed to be quoted on this platform. Currently, for StartEngine Secondary, we generate revenues by charging trade commissions to the sellers of the shares and we intend to generate revenues by charging initial and annual quotation fees.

StartEngine Assets: The goal of StartEngine Assets is to provide retails investors the opportunity to invest in various assets classes – including real estate, fine wine, art, trading cards and comics. To date we have created three companies – StartEngine Collectibles Fund I LLC, StartEngine Collectibles Fund II LLC (collectively, the “Collectibles Funds”) and StartEngine Real Estate REIT 1 LLC (the “Real Estate Fund”). Collectibles Funds are geared at securitizing collectible assets and selling shares in them to the public. To date, one of the Collectibles Funds has qualified offering statements under Regulation A and is selling shares in series for wine, fine art, trading cards and comics. The Real Estate Fund is raising money to purchase real estate and we are partnering with another company to source and manage the real estate assets. StartEngine Assets LLC has been purchasing assets to sell to these funds. To date, this is still an early venture and we have yet to determine if there is a market for this service.

StartEngine iOS: To improve our user experience and facilitate using our services, StartEngine our services can be accessed through our iOS application.

Support Services

Our company is focused on our core competencies and therefore we surround ourselves with third party companies who help us accomplish our non-core tasks.

We rely on the following companies for outsourced services:

•	Fund America: Transaction management

•	Bryn Mawr Trust Company: Escrow Services

•	Amazon AWS: Cloud hosting

•	Google Business: Cloud email and applications

Market

Regulation A

Amended Regulation A became effective June 19, 2015. According to the SEC, the size of the Regulation A market increased to approximately $1.7 billion from July 1, 2020 to June 30, 2021 from approximately $1.3 billion for the period from July 1, 2019 to June 30, 2020.

As of December 31, 2021, we have hosted 71 Regulation A offerings, which have raised a total of approximately $256 million on our platforms, including over $22 million in a campaign for one issuer and four offerings for StartEngine itself and 17 offerings of series of companies managed by StartEngine Assets, LLC. We believe the market for Regulation A will continue to grow as more companies become aware of the ability to raise capital through crowdfunding platforms. Because it permits a maximum raise of $75 million each 12 months, we believe this rule is well suited for small and midsize businesses. We have seen the demand increase significantly between 2019 and 2021. Nine offerings in 2019, 14 offerings in 2020 and 36 offerings in 2021. The number of offerings hosted is based on the year launched and includes three offerings for StartEngine itself (2017, 2019, 2020 and 2021) as well as 17 offerings of series (2021). We believe the recent administrative change to increase the maximum offering amount from $50 million to $75 million and the change to permit SEC-reporting companies to make offerings in reliance on Regulation A will increase the size of the market and make Regulation A a more appealing form of capital formation for some companies. We expect to continue to increase the number of companies who list their offerings on our platform, although we are likely to encounter competition from other platforms and from companies who seek to raise funds online without using a platform. Further, our broker-dealer capabilities will enable us to increase the scope of services offered to our clients.

Regulation Crowdfunding

Since its launch on May 16, 2016, we estimate that as of December 31, 2021, 704 offerings have raised over $254 million on StartEngine through Regulation Crowdfunding. According to the SEC, the size of the Regulation Crowdfunding market was approximately $174 million for the period from July 1, 2020 to June 30, 2021, more than double the approximately $88 million for the period from July 1, 2019 to June 30, 2020.

We believe Regulation Crowdfunding will continue to grow year over year as more startup companies become aware of this funding method and view Regulation Crowdfunding as a viable fundraising option. We have seen the demand increase significantly between 2019 and 2020. And, with the 2021 increase on the annual cap to $5 million, we have seen an increase in interest in this form of funding from prospective issuers throughout 2021. Regulation Crowdfunding makes it relatively inexpensive to make an offering of securities: legal, compliance and accounting costs can be less than $10,000, and offering costs can be even cheaper for companies who prepare the documentation internally. With a current maximum raise of $5 million per year, we believe that this funding method is perfect for early-stage companies.

We are working to increase awareness of the benefits of Regulation Crowdfunding through a lead generation program that includes advertising on social media, email marketing and other marketing support. We mainly focus on start-ups; however, our outreach will also include some companies further along in their development. We have and plan to continue to educate the market through the content we write and publish on our blog as well as being guest authors on other popular blogs.

Rule 506(c)

Offerings under Regulation D include those under Rule 506(b), Rule 506(c), and Rule 504. According to the SEC, the size of the Rule 506(b) market was approximately $1.9 trillion, the Rule 506(c) market was approximately $124 billion and the Rule 504 market was approximately $313 million for the period from July 1, 2020 to June 30, 2021. The vast majority of Regulation D sales were through Rule 506(b), which does not allow for general solicitation and allows for some non-accredited investors as well as less stringent requirements for verifying accredited status. Based on this information, we believe there is large potential market for online sales under Rule 506(c).

Rule 506(c) offerings are an inexpensive way to raise capital from accredited investors with a low cost of entry. Further, recent expansion of the definition of an “accredited investor” may widen the pool of potential investors. We estimate it can cost under $10,000 to prepare an offering under Rule 506(c). There is no limitation on the amount raised, which makes this rule attractive to companies who just completed a Regulation Crowdfunding offering or are planning a Regulation A campaign in the near future. This exemption can be used together with Regulation A and Regulation Crowdfunding. For Regulation Crowdfunding offerings, this exemption provides companies an opportunity to extend an offering beyond Regulation Crowdfunding once the maximum $5 million has been reached. For Regulation A offerings, this exemption can be used as a fundraising option prior to the launch of the offering, because of the time it takes to get a Regulation A offering qualified. Currently, this represents only a small part of our overall business.

Transfer Agent

The exemptions provided by Regulation A and Regulation Crowdfunding include conditional exemptions from the registration requirements of the Securities Exchange Act of 1934. One of the conditions is that should the number of a company’s securityholders and/or the value of a company’s assets exceed a certain threshold, a company needs to use a registered transfer agent to avoid the requirement that the company become a fully-registered company with the SEC — an expensive proposition for many of these small companies. Therefore, the market for our transfer agent services includes all companies that have previously raised funds through Regulation A and Regulation Crowdfunding offerings. Currently, we mainly market our services to our current clients.

StartEngine Secondary

We believe that a portion of the owners of securities purchased under Regulation A, Regulation D and Regulation Crowdfunding will be interested in selling their securities to prospective buyers. There is no viable marketplace today for these securityholders to sell their securities unless the company seeks a quotation on an over-the-counter marketplace. Companies who use Tier 1 of Regulation A or Regulation Crowdfunding do not qualify for quotation on the leading over-the-counter marketplace. Further even if a company qualifies for that market, which would include issuers using Tier 2 of Regulation A, the quotation requirements are expensive. We believe StartEngine Secondary has the potential for success because there are limited trading forums for these securities.

StartEngine Assets

We believe that there are many companies and individuals who have value to bring to the market including specialized knowledge about unique types of assets and are interested in capital formation but lack the internal infrastructure in order to accept and manage investments from a large pool of investors. StartEngine Assets intends to remove this friction point by providing the administrative, technical and technological assistance needed. Further, we believe investors would be excited to invest in diverse asset pools that traditionally were only available to high net worth individuals.

To date we have created three companies – two Collectibles Funds and one Real Estate Fund. To date, both of the Collectibles have qualified offering statements under Regulation A and is selling shares in series for wine, fine art, trading cards and comics. StartEngine Assets LLC has been purchasing assets to sell to these funds. To date, this is still an early venture and we have yet to determine if there is a market for this service.

Registered User Base

As of December 31, 2021, we have approximately 743,000 registered users. Of these, approximately 256,000 have made investments on our platform. We are seeing week-over-week growth in registered users and expect to register more users as we add more companies to our platform.

Competition

With respect to offerings made under Regulation Crowdfunding, we compete with other intermediaries, including brokers and funding portals such as WeFunder, SeedInvest, Republic and MicroVentures. We also anticipate more market entrants due to the 2021 increase in the cap size from $1.07 million to $5 million.

With respect to offerings under Regulation A, we compete with other platforms, hosting services and broker-dealers. Some of our competitors include SeedInvest and Wefunder.

With respect to offerings under Rule 506(c), or online offerings made under Regulation D (which includes non-solicited offerings), we compete with platforms such as AngelList, EquityNet, SeedInvest, FundersClub and Fundable.

With respect to our transfer agent, we compete with transfer agents such as Computershare and VStock Transfer.

With respect to our offerings under StartEngine Assets, we compete with other companies selling shares in collectibles, including on the Rally Rd., Collectables and Otis platforms and real estate, including on the Fundrise and Realty Mogul platforms.

Strategy

Our Mission: Help entrepreneurs and investors achieve their dreams.

Our Strategy: We provide technology to allow the general public to invest in entrepreneurs.

Our Advantages

We believe that StartEngine is one of the leaders in the global crowdfunding nation. We aim to facilitate financial ignition of innovative companies led by determined, intelligent entrepreneurs who have the energy and talent to start and grow successful companies.

We harness the power and wisdom of “The Crowd” through the internet to release entrepreneurial creativity, thereby creating jobs, economic efficiency and ultimately economic growth. We believe we not only help entrepreneurs raise capital to start and grow their businesses, but we also help them build armies of committed, long-term brand ambassadors who, as investors, promote their companies to their friends, families and colleagues.

As one of the first movers in the equity crowdfunding industry, we are active in crowdfunding legal and regulatory affairs. Our position allows us to collaborate to establish industry-wide best practices and to improve the quality of listings. We believe our backend operating systems are highly efficient. Each function operates through documented procedures to ensure consistent, quality results. Knowing what it takes to successfully grow a company, we try to keep operating expenses to a minimum.

We believe that StartEngine’s key asset is its team members. We are a group of talented people who have come together to democratize finance and investment in startup and growth companies. The hallmark of the company is talented, respectful, enthusiastic and entrepreneurial people who understand and operate on the principles of dignity and respect.

Our mission is to help entrepreneurs and investors achieve their dreams. Our objective is that by 2029, we will facilitate funding of $10 billion for companies.

Research and Development

StartEngine invested approximately $3,132,996 in 2021 and $1,309,444 in 2020 in research and development, product development, and maintenance.

Employees

As of March 31, 2022, we had 107 employees. We also work with a large number of contractors for user-experience design, security controls, and testing, services and marketing.

Regulation

Having platforms that host Regulation A, Regulation Crowdfunding and Regulation D offerings, we are required to comply with a variety of state and federal securities laws as well as the requirements of FINRA, a national securities association of which our funding portal subsidiary and our broker-dealer are members. Further, as a registered transfer agent, we are required to comply with a variety of state and federal securities laws and laws that govern transfer agents, as well as laws aimed at preventing fraud, tax evasion and money laundering.

Regulation Crowdfunding

In order to act as an intermediary under Regulation Crowdfunding, our subsidiary is registered as a funding portal with the SEC and became a member of FINRA. In the future, we may be subject to additional rules issued by other regulators, such as the money-laundering rules proposed by FinCEN.

SEC Requirements

As a funding portal, our subsidiary is prohibited from engaging in certain activities in order not to be regulated as a full-service broker-dealer. These activities are set out in Section 4(a)(6) of the Securities Act and in Regulation Crowdfunding. We have accordingly established internal processes to ensure that our subsidiary as well as its agents and affiliates do not engage in activities that funding portals are not permitted to undertake, including:

•	Providing investment advice or recommendations to investors for securities displayed on our platform;

•	Soliciting purchases, sales or offers to buy securities displayed on our platform;

•	Compensating employees, agents or other persons for solicitation or for the sale of securities displayed or listed on our platform; or

•	Holding, managing, processing or otherwise handling investors’ funds or securities.

In addition, our funding portal has certain affirmative requirements that it is required to comply with to maintain its status. These affirmative obligations include:

•	Providing a communications channel to allow issuers to communicate with investors;

•	Having due diligence and compliance protocols and requirements in place so that the company has a “reasonable basis” to believe that

o	its issuers are in compliance with securities laws, have established means to keep accurate records of the securities offered and sold, and that none of their covered persons (e.g., officers, directors and certain beneficial owners) are “bad actors” and therefore disqualified from participating in the offering;

o	its issuers and offerings do not present the potential for fraud or otherwise raise concerns about investor protection; and

o	its investors do not invest more than they are allowed to invest under the limitations set out in Regulation Crowdfunding; and

•	Creating procedures for its investors to notify them of risks regarding investing in securities hosted on its platform and providing them with required investor education and disclosure materials.

We are also required to set up protocols regarding payment procedures and recordkeeping.

FINRA Rules

As a member of FINRA, our funding portal is subject to their supervisory authority and is required to comply with FINRA’s portal requirements. Some of those rules are also applicable to the company as an entity associated with the portal. These requirements include rules regarding conduct, compliance and codes of procedure. For instance, FINRA’s compliance rules require timely reporting of specified events, such as complaints and certain litigation against the portal or its associated persons as well as the provision of the portal’s annual financials prepared on a U.S. GAAP basis. In addition, under the conduct rules, the portal is required to conduct its business in accordance with high standards of commercial honor and just and equitable principles of trade, is limited to certain types of communications with investors and issuers, and is prohibited from using manipulative, deceptive and other fraudulent devices.

StartEngine is the subject of a pending FINRA investigation.  StartEngine is currently in discussions with FINRA concerning the resolution of that matter.

Liability

Under Section 4A(c) of the Securities Act, an issuer, including its officers and directors, may be liable to the purchaser of its securities in a transaction made under Section 4(a)(6) if the issuer makes an untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements, in light of the circumstances under which there were made, not misleading; provided, however, that the purchaser does not know of the untruth or omission, and the issuer is unable to prove that it did not know, and in the exercise of reasonable care could not have known, of the untruth or omission.

Though not explicitly stated in the statute, this section may extend liability to funding portals, and the SEC has stated that, depending on the facts and circumstances, portals may be liable for misleading statements made by issuers. However, funding portals would likely have a “reasonable care” due diligence defense. “Reasonable care” would include establishing policies and procedures that are reasonably designed to achieve compliance with the requirements of Regulation Crowdfunding, including conducting a review of the issuer’s offering documents before posting them to the platform to evaluate whether they contain materially false or misleading information. We have designed our internal processes and procedures with a view to establishing this defense, should the need arise.

We may also face liability from existing anti-fraud rules and statutes under the securities laws. For instance, under Section 9(a)(4) of the Exchange Act anyone who "willfully participates" in an offering could be liable for false or misleading statements made to induce a securities transaction. Further, the Supreme Court Lorenzo opinion in 2019 established liability for the “dissemination” of misleading statements under Rule 10b-5 under the Exchange Act.

In addition, FINRA imposes liability for certain conduct, including violations of commercial honor and just and equitable principles of trade and acts using manipulative, deceptive and other fraudulent devices.

Regulation A and Regulation D

Broker-Dealer Regulations

Our subsidiary, StartEngine Primary, is registered as a broker-dealer with the SEC and a member of FINRA. The registration process not only includes registering with the SEC, but also requires membership in a self-regulatory organization (in our case, we are a member of FINRA) and in the Securities Investor Protection Corporation (“SIPC”), compliance with state requirements and making sure that our associate persons satisfy all applicable qualification requirements.

SEC Requirements

Since StartEngine Primary became a broker-dealer, it has been required to comply with extensive SEC regulations with respect to its conduct and the processing of transactions. These include requirements related to conduct, financial responsibility, and other requirements such as those that relate to communications, anti-money laundering (AML) and ongoing internal controls and governance. In addition, StartEngine Primary has been approved to operate an alternative trading system for secondary trading of securities. StartEngine also need to comply with extensive SEC regulations with respect to its conduct and its execution and clearance of transactions.

FINRA Requirements

Since StartEngine Primary became a of FINRA as a broker-dealer, it has been subject to FINRA’s supervisory authority and is required to comply with FINRA’s rules and regulations. These rules and regulations include many similar requirements to those of the SEC, and in many cases are broader in scope and provide more specificity. FINRA also has rules regarding conduct, compliance and codes of procedure. For instance, FINRA members must comply with NASD's Rules of Fair Practice, which broadly speaking requires broker-dealers to observe high standards of commercial honor and just and equitable principles of trade in conducting their business. There are also rules that relate to use of manipulative, deceptive or other fraudulent devices, suitability, payments to unregistered persons, know your customer, supervision of our employees and responsibilities related to associated persons, financial soundness, recordkeeping, maintaining procedures, arbitration for customer disputes, AML and submitting to ongoing supervision. We are also required to undertake due diligence investigations with respect to Regulation A and Regulation D offerings.

Conduct Requirements

In general, many of the rules that govern broker-dealers stem from antifraud provisions; these requirements are broad in scope and prohibit misstatements or misleading omissions of material facts, and fraudulent or manipulative acts and practices, in connection with the purchase or sale of securities. Specifically, the following rules apply:

•	Section 9(a) prohibits particular manipulative practices regarding securities registered on a national securities exchange.

•	Section 10(b) prohibits the use of "any manipulative or deceptive device or contrivance" in connection with the purchase or sale of any security.

•	Section 15(c)(1) prohibits broker-dealers from effecting transactions in, or inducing the purchase or sale of, any security by means of "any manipulative, deceptive or other fraudulent device" in over-the-counter markets

•	Section 15(c)(2) prohibits a broker-dealer from making fictitious quotes in over-the-counter markets

Antifraud specific requirements include those related to:

•	Duty of fair dealing (e.g., charging reasonable fees, promptness of executive orders, and disclosing specified material information as well as any conflict of interest);

•	Regulation Best Interest (e.g., a duty to act in the “best interests” of retail customer (defined as natural persons and their legal representatives), which includes certain disclosure and care obligation and compliance obligations as well as maintaining policies and procedures to minimize the effects, if any, of conflicts of interest);

•	Duty of best execution (e.g., a duty of execution requires that based on the circumstances requirement to find the most favorable terms for a customer;

•	Customer confirmation (e.g., at or before the completion of transaction certain information must be provided to customers, including specifics on the sale, the payment that the broker-dealer receives, etc.);

•	Disclosure of credit terms;

•	Restrictions on short sales;

•	Trading during an offering; and

•	Restrictions on insider trading.

Finally, broker-dealers are governed by requirements regulating employees and individuals associated with the broker-dealer.

Financial Responsibility Requirements

Financial responsibility and operations requirements include: net capital requirements, margin requirements, customer protection requirements (e.g., reserve account and segregation of customer assets), risk assessment requirements, financial reporting (including an independent audit), and recordkeeping requirements. The minimum net capital requirement for StartEngine Primary is $250,000. As a self-clearing broker-dealer StartEngine Primary is specifically obligated under net capital requirements to maintain a sufficient level of net capital to cover any open trades that fail to settle.

Anti-Money Laundering

The Bank Secrecy Act, as amended by the USA PATRIOT ACT of 2001 (the “BSA/USA PATRIOT Act”), requires broker-dealers to develop anti-money laundering (“AML”) programs to assist in the prevention and detection of money laundering and combating terrorism. Broker-dealers are also subject to U.S. sanctions laws administered by the Office of Foreign Assets Control and are expected to have policies and procedures in place to comply with these laws.

Other Requirements

Broker-dealers are subject to a host of other rules and requirements including: mandatory arbitration, submitting for SEC and FINRA examinations, maintaining and reporting information on the broker-dealers affiliates (in our case, this includes the parent organization as well as the other subsidiaries), following electronic media and communication guidelines as well as maintaining an AML program.

Liability

Under our arrangements that do not use the services of our broker-dealer subsidiary, Section 12(a)(2) of the Securities Act, which applies to Regulation A, imposes liability for misleading statements not only on the issuers of securities but also on “sellers,” which includes brokers involved in soliciting an offering. Rule 10b-5 under the Exchange Act generally imposes liability on persons who “make” or disseminate misleading statements. Currently, the information presented on our platform is driven by the issuers. Additional liability may arise from as-yet untested provisions such as Section 9(a)(4) of the Exchange Act, discussed above.

Broker-dealers are subject to heightened standards of liability. Not only do broker-dealers have potential liability under Section 12(a)(2) but we also are subject to liability under Rule 10b-5. Broker-dealers may also be subject to liability for failure to comply with SEC and FINRA requirements, including claims that we can be held liable for the behavior of our agents (control person liability), claims regarding unsuitable recommendations, violations of margin rules, breach of contract, common law claims of fraud and various claims under state laws.

Regulation S

Regulation S provides that the registration requirements of the Securities Act do not apply to offers and sales of securities that occur outside the United States. Regulation S provides safe harbors that provide specific conditions for transactions so that the transactions will be deemed to occur outside the United States, including the imposition of “distribution compliance periods” during which securities may not be resold or transferred to “US persons”. The distribution compliance periods vary accordingly to whether the issuer of securities is a domestic or foreign company and whether or not the issuer’s securities are registered under the Exchange Act and subject to ongoing reporting obligations thereunder. The securities that we are most likely to host on our platform in Regulation S offerings are those of non-reporting US issuers, whose equity securities are subject to a one-year distribution compliance period, and whose non-equity securities are subject to a 40-day distribution compliance period. During the distribution compliance period, purchasers of the securities are required to certify that they are not US persons, and agree to resell only to non-US persons. Securities professionals are required to deliver confirmations to buyers of securities stating that these resale restrictions apply to the buyers. Disclosure of these restrictions are also required to be made in selling materials and on the securities themselves. “US persons,” are defined in Regulation S, which includes natural persons resident in the United States, partnerships and companies organized under US law, estates and trusts of which administrators, executors or trustees are US persons, discretionary accounts held by a US fiduciary for US persons, non-discretionary accounts held for the benefit of US persons, and certain foreign partnerships and companies created by US persons. These conditions may require limiting access to campaign pages to non-U.S. based internet addresses.

Issuers that rely on Regulation S are still required to comply with the requirements of the jurisdiction in which their securities are sold.

Operation of ATSs

The ATS must be operated by a broker-dealer. Our broker-dealer, StartEngine Primary, is governed by the rules regulating broker-dealer trading systems. Regulation ATS includes provisions that govern the operations an ATS such as those that relate to fees charged, fair access to the trading system, system requirements (capacity, integrity and security), display of orders and capacity to execute those orders, recordkeeping and reporting, and establishing procedures including related to confidentiality of trading information, among other things.

Operating an ATS, means that we also need to ensure compliance with relevant state laws, referred to as blue sky requirements. While states are preempted from regulating many facets of initial offerings (e.g., in Regulation A and Regulation Crowdfunding), secondary offerings, the type that will occur on our ATS, are not pre-empted under state laws. Therefore, even though a security may be freely tradeable under federal laws, our ATS and issuers will need to comply with the blue sky requirements as well.

Transfer Agent Regulations

As a registered transfer agent, we are required to comply with all applicable SEC rules, which predominantly includes the rules under Section 17A(c) of the Exchange Act. The requirements for transfer agents include:

•	minimum performance standards regarding tracking, recording and maintaining the official record of ownership of securities of a company and related recordkeeping and reporting rules;

•	timely and accurate creation of records for security holders; and

•	related safeguards and data security requirements for fraud prevention.

In addition, we must comply with various state corporate and securities laws as well as provisions of the Anti-Money Laundering (AML) regulations, Office of Foreign Assets Regulations (OFAC) and the Foreign Account Tax Compliance Act (FATCA).

Intellectual Property

We have a trademark for “StartEngine” in the United States. We do not own any patents; however, we have our own proprietary source code that we use in operating our platform. We also have a patent pending covering peer to peer trading.

Litigation

From time to time we may be involved in various disputes and litigation matters that arise in the ordinary course of business. Other than discussed above in “Regulation – Regulation Crowdfunding – FINRA Rules”, we are currently not a party to any material legal proceeding.

Properties

We do not own any significant property. We are currently working remotely. We a have a service agreement for our office space at 3900 W Alameda Ave., Suite 1200, Burbank, CA 91505. It is a month-to-month agreement.

Currently, our subsidiary, StartEngine Assets LLC, currently own a building located at 327 South Madison Way, Glendale, California 91205. StartEngine Assets intends to sell the asset to one of the companies that it manages.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2021.

Results of Operations

StartEngine Crowdfunding, Inc. was incorporated on March 19, 2014 in the State of Delaware. The company was originally incorporated as StartEngine Crowdsourcing, Inc., but changed to the current name on May 8, 2014. The company’s revenue-producing activities commenced in 2015 with the effectiveness of the amendments to Regulation A under the Securities Act adopted in response to Title IV of the JOBS Act. Operations expanded in 2016, as Regulation Crowdfunding, adopted in response to Title III of the JOBS Act, went into effect. On June 10, 2019, our subsidiary, StartEngine Primary LLC, was approved for membership as a broker-dealer with FINRA.

For Regulation A offerings, our broker-dealer subsidiary is permitted to charge commissions to the companies that raise funds on our platform. Regulation A offerings are subject to a commission ranging between 4% and 7% and usually include warrants to purchase shares of the company or the securities that are the subject of the offering. The amount of commission is based on the risks and other factors associated with the offering. Since StartEngine Primary became a broker-dealer, we have also been permitted to charge commissions on Regulation D offerings hosted on our platform. We received a minimal amount of revenues from services related to Regulation D offerings in the periods under discussion. In Regulation Crowdfunding offerings, our funding portal subsidiary is permitted to charge commissions to the companies that raise funds on our platform. We typically charge 6% to 10% for Regulation Crowdfunding offerings on our platform. In addition, we charge additional fees to allow investors to use credit cards. We also generate revenue from services, which include a consulting package called StartEngine Premium priced at $10,000 to help companies who raise capital with Regulation Crowdfunding, digital advertising services branded under the name StartEngine Promote for an additional fee, as well as transfer agent services marketed as StartEngine Secure. We additionally charge a $1,000 fee for certain amendments we file on behalf of companies raising capital under Regulation Crowdfunding as well as fees to run the required bad actor checks for companies utilizing our services. The company also receives revenues from other programs such as the StartEngine OWNer’s bonus program and StartEngine Secondary. In October 2020, we started selling annual memberships of the StartEngine OWNer’s bonus program for $275 per year. We launched StartEngine Secondary on May 18, 2020 and generate revenues by charging trade commissions to the sellers of the shares. To date, StartEngine Secondary has a limited operating history. In the first half of 2021, the company itself was the only one quoted on this platform. Additional companies were quoted on the platform beginning in August 2021.

Year Ended December 31, 2021 Compared with the Year Ended December 31, 2020

The following summarized the results of our operations for the twelve months ended December 31, 2021 as compared to the twelve months ended December 31, 2020.

	Year Ended December 31,
	2021	2020	$ Change
Revenues	$29,078,030	$12,574,218	$16,503,812

Cost of revenues	5,888,893	3,406,397	2,482,496

Gross profit	23,189,137	9,167,821	14,021,316

Operating expenses:
General and administrative	8,869,651	5,170,697	3,698,954
Sales and marketing	11,832,183	5,177,254	6,654,929
Research and development	3,132,996	1,309,444	1,823,552
Change in fair value of warrants received for fees	-	29,010	(29,010)
Impairment in value of shares received for fees	443,618	51,231	392,387
Total operating expenses	24,278,448	11,737,636	12,540,812

Operating loss	(1,089,311)	(2,569,815)	1,480,504

Other expense (income), net:
Other expense (income), net	(113,748)	35,973	(149,721)
Total other expense (income), net	(113,748)	35,973	(149,721)

Loss before provision for income taxes	(975,563)	(2,605,788)	1,630,225

Provision for income taxes	90,862	18,612	72,250

Net loss	(1,066,426)	(2,624,401)	1,557,975
Less: net loss attributable to noncontrolling interest	-	(40,041)	40,041
Net loss attributable to stockholders	$(1,066,426)	$(2,584,360)	$1,517,934

Revenues

Our revenues during the year ended December 31, 2021 were $29,078,030, which represented an increase of $16,503,812, or 131%, from revenues in the same period in 2020. The following are the major components of our revenues during the years ended December 31, 2021 and 2020:

	Years Ended December 31,
	2021	2020	$ Change
Regulation Crowdfunding platform fees	$14,617,318	6,279,099	8,338,219
Regulation A commissions	6,054,340	4,315,534	1,738,806
StartEngine Premium	2,023,000	741,394	1,281,606
StartEngine Secure	868,731	321,037	547,694
StartEngine Promote	278,159	470,374	-192,215
Other service revenue	5,236,483	446,780	4,789,703

Total revenues	$29,078,030	$12,574,218	$16,503,812

The increase in total revenues in the year ended December 31, 2021 as compared to the same period in 2020 is primarily due to the following:

●	Increase in Regulation Crowdfunding platform fees of $8,338,219, due primarily to higher average amounts raised by issuers in Regulation Crowdfunding offerings both from the amounts raised in each offering and the greater number of issuers. We believe the increase in the amounts was partially driven by the increase in Regulation Crowdfunding’s cap to $5 million.

●	Increase in Regulation A commissions of $1,738,806, due primarily to higher average amounts raised by issuers in Regulation A offerings both from the amounts raised in each offering and the greater number of issuers.

●	Increase in revenues of $547,694 from StartEngine Secure, primarily due to a higher volume of issuers using our services.

●	Increase in StartEngine Premium revenue of $1,281,606 due primarily to increased campaign launches compared to the previous period.

●	Increase in other service revenue of $4,789,703, primarily related to sales of annual membership in our StartEngine OWNers bonus program.

Cost of Revenues

Our cost of revenues during the year ended December 31, 2021 was $5,888,893, which represented an increase of $2,482,496, or 72%, from the amounts during the same period in 2020 due to the increase in the underlying revenue activity. Our gross margin in 2021 improved to 79% compared to 72% in 2020. This margin improvement is due to an increase in revenue from services with high margins, including Regulation Crowdfunding platform fees, Regulation A fees, and StartEngine Premium, while at the same time we were able to negotiate lower rates for some of our variable cost of revenues.

Operating Expenses

Our total operating expenses during the year ended December 31, 2021 amounted to $24,278,448, which represented an increase of $12,540,812, or 107%, from the expenses in the same period in 2020. The increase in operating expenses is primarily due to an increase in general and administrative expenses of $4,098,954, an increase in sales and marketing expenses of $6,254,929 and an increase in research and development expenses of $1,823,552. General and administrative expenses increased primarily due to increased payroll and bonus expenses of approximately $3,551,664. Sales and marketing expenses increased primarily due to higher advertising costs for corporate branding of $4,341,941 as well as increased payroll and bonus expenses of approximately $1,425,385 due to increased headcount and the payment of bonuses related to the improved operating results during 2021. Research and development expenses increased due to increased headcount as the company focused on enhancing its platform and technology which lead to an increase of payroll and bonus expenses related to research and development of $1,823,552.

Other Expenses, net

Our other income, net during the year ended December 31, 2021 amounted to $113,748, which represented a forgiveness of rent payable which was accrued during 2020. During the same period in 2020 our other expenses, net was $35,973 which primarily represented losses on marketable securities during the period of $55,947.

Critical Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Significant estimates include the value of marketable securities, the value of stock and warrants received as compensation and collectability of accounts receivable. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Liquidity and Capital Resources

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Year ended December 31,
	2021	2020	$ Change
Net cash (used in) provided by operating activities	$(453,281)	$(744,276)	$290,995
Net cash (used in) provided by investing activities	$(7,671,744)	$(3,810,878)	$(3,860,866)
Net cash provided by financing activities	$3,506,285	$20,894,201	$-17,387,916

Cash used by operating activities for the year ended December 31, 2021 was $453,281 as compared to cash used of $744,276 in 2020. The decrease in cash used by operating activities in 2021 was primarily due to the company having a smaller net loss in 2021 as compared to 2020. Our net loss during the year ended December 31, 2021 was $1,066,426, as compared to a net loss of $2,624,401 in 2020.

Cash used in investing activities for the year ended December 31, 2021 was $7,671,744, as compared to cash used by investing activities of $3,810,878 in 2020.

Cash provided by financing activities was $3,506,276 for the year ended December 31, 2021, as compared to $20,894,201 in 2020. During 2021, our cash provided by financing activities was the result of proceeds from the sale of Common Stock of $14,813,168 and proceeds from the exercise of stock options of $164,965, offset by offering costs of $11,471,836. During 2020, our cash provided by financing activities was the result of proceeds from the sale of Common Stock of $22,310,269, subscription receivable of $59,672, proceeds from the sale of preferred stock of $200,000 and proceeds from the exercise of stock options of $15,973, offset by offering costs of $1,691,713.

We do not currently have any significant loans or available credit facilities. As of December 31, 2021, the company’s current assets were $25,963,238. To date, our activities have been funded from our revenues, investments from our founders, the previous sale of Series Seed Preferred Shares, Series A Preferred Shares, Series T Preferred Shares, and our Regulation A and Regulation CF offerings.

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

The company currently has no material commitments for capital expenditures.

We believe we have the cash, marketable securities through our open Regulation A offering, other current assets available, revenues, and access to funding that will be sufficient to fund operations until the company starts generating positive cash flows from normal operations.

Trend Information

We are operating in a relatively new industry and there is a level of uncertainty about how fast the volume of activity will increase and how future regulatory requirements may change the landscape. We continue to innovate and introducing new products to include in our current mix as well as continuing to improve our current services such as providing liquidity for our investors and issuers.

On June 10, 2019, our subsidiary, StartEngine Primary LLC, was approved for membership as a broker-dealer with FINRA. During 2021, we experienced increased costs for payroll and training that will increase relative to our revenue. We anticipate that this trend will continue into 2022. In addition, in April 2020 we received approval to operate an ATS. StartEngine Primary launched its ATS, branded as “StartEngine Secondary” on May 18, 2020. As of December 31, 2021, four additional issuers were quoted on the platform. Currently, for StartEngine Secondary, we generate revenues by charging trade commissions to the sellers of the shares and we intend to generate revenues by charging initial and annual quotation fees. We expect increased costs due to technology and operations related to the operation of our ATS. We anticipate operating the ATS will initially increase our overall expenses by $50,000 per month. Further, we anticipate receiving increased revenue related to offerings under Regulation A.

We are in the process of registering our Common Stock under the Exchange Act. In preparing to become a reporting company and once we become a reporting, we anticipate higher internal costs related to the increased administrative burden as well as higher professional fees.

We additionally anticipate having to engage and train additional compliance personnel, to better ensure continued compliance with FINRA and SEC and also in order to expand our broker-dealer operations.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of March 31, 2022, our directors, executive officers and significant employees were as follows:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part-time)/full-time
Executive Officers:
Howard Marks	CEO	59	January 1, 2014, Indefinitely	Full-time
Johanna Cronin	Chief Marketing Officer	33	March 2014, Indefinitely	Full-time
Jonathan Reyes	Chief Compliance Officer	35	March 2020, Indefinitely	Full-time
Allen Jebson	SVP, Fundraising	30	March 2019, Indefinitely	Full-time
Joshua Amster	VP, Fundraising	31	July 2016, Indefinitely	Full-time
Hunter Strassman	VP, Finance	30	October 2021, Indefinitely	Full-time
Joseph Mathews	VP, Engineering	49	March 2019, Indefinitely	Full-time

Directors:
Howard Marks	Director	59	April 17, 2014, Indefinitely
Ronald Miller	Director and Chairman	59	April 17, 2014, Indefinitely

Significant Employees:
N/A

Howard Marks, Co-founder, CEO and Director

Howard Marks is one of our co-founders and has served as our CEO since January 1, 2017. From our founding in March 2014 until December 2016, Howard served as our Executive Chairman. Howard founded StartEngine, an unrelated entity, in November 2011 as a startup accelerator with the mission to help make Los Angeles a top tech entrepreneurial city. In March 2014, Howard and Ron Miller founded the company as an equity crowdfunding platform. Howard was the founder and CEO of Acclaim Games, a publisher of online games now part of The Walt Disney company. Before Acclaim, Howard was the Chairman of Activision Studios from 1991 until 1997. As a former Board Member and Executive Vice-President of video-game giant Activision, he and a partner took control in 1991 and turned the ailing company into the $20 billion market cap video game industry leader. As a games industry expert, Howard built one of the largest and most successful games studios in the industry, selling millions of games. Howard is the 2015 "Treasure of Los Angeles" recipient, awarded for his work to transform Los Angeles into a leading technology city. Howard is a member of Mayor Eric Garcetti's technology council. Howard has a Bachelor of Science in Computer Engineering from the University of Michigan. He is bilingual and is a triple national of the United States, United Kingdom, and France.

Ronald Miller, Co-founder and Executive Chairman

Ron Miller is the executive chairman and cofounder of StartEngine. Ron served as our CEO and a director since our founding in March 2014 until December 2016. On January 1, 2017, Ron became our executive chairman. He is also currently the founder of the Disability Group Inc., and has served as its CEO since 2004. When Howard and Ron initially met in the fall of 2013, they recognized that the JOBS Act represented the greatest advancement for entrepreneurship in a generation. From direct experience as entrepreneurs, they recognized that the key to bringing new technologies and innovations to market required capital that is not readily available. As a serial start-up entrepreneur, Ron immediately went into action to advocate for SEC rulemaking to give life to the JOBS Act, raise the initial capital and built a leadership team to drive the sales and market plan to help StartEngine establish a leadership place in the market.

Prior to StartEngine, Ron founded built and sold five companies through management buyouts, private equity, private investors, and public markets. He was also nominated as a four-time Inc.500/5000 award recipient and was Ernst & Young entrepreneur of the year award finalist. As the executive chairman, Ron brings his deep experience as a leader and strategist to the company.

Johanna Cronin, Chief Marketing Officer

Johanna Cronin is the Chief Marketing Officer at StartEngine and is the sole manager of our subsidiary StartEngine Assets LLC. She was the first employee and began working for StartEngine in 2014. Prior to that she served as an SEM analyst, managing paid media budgets and purchasing media placements for small businesses, for Dex Media, Inc. from March 2012 until March 2014. Johanna received her Bachelor of Arts from Northwestern University, where she was a psychology major with a Spanish minor.

Jonathan Reyes, Chief Compliance Officer

Jonathan Reyes has served as the Chief Compliance Officer at StartEngine Crowdfunding Inc., StartEngine Capital, LLC, and StartEngine Primary LLC since December 2020. Before becoming Chief Compliance Officer, Jonathan was the first in-house attorney to work for StartEngine, serving in various roles on the compliance team dating back to May 2017. Prior to joining StartEngine, Jonathan served as co-founder of and Chief Operations Officer of Dryvrs, a mobile app ridesharing startup. Jonathan received his Juris Doctorate and Masters in Business Administration from Pepperdine University, and received a fellowship certificate from Pepperdine’s Geoffrey H. Palmer Center for Entrepreneurship & the Law. Before that, Jonathan received his Bachelor of Science from Boston College where he was a triple major in Management and Leadership, Marketing, and Human Resource Management.

Allen Jebsen, SVP, Fundraising

Allen Jebsen is Senior Vice President of Fundraising at StartEngine as of March 2019.  He joined StartEngine in March of 2016 as a VP of Fundraising. Before joining StartEngine, he worked in sales operations at AEG as an account executive. He graduated from University of Southern California with a BA Business Administration and Management. He holds his Series 7, 63, 79, and 24 certifications from FINRA.

Joshua Amster, VP, Fundraising

Josh Amster is Vice President of Fundraising at StartEngine. He joined StartEngine in February of 2016. Before joining StartEngine, he worked alongside Allen Jebsen in business development and sales operations at AEG. He graduated from Middlebury College with a Bachelor of Arts in History. He holds his Series 7, 63, 79, and 24 certifications from FINRA.

Hunter Strassman, VP, Finance

Hunter Strassman is VP of Finance and is responsible for the finance and operations of StartEngine. Prior to joining StartEngine in April 2021, Hunter worked as the Director of Finance at AlphaFlow, a real estate asset management platform (November 2018 to April 2021). From July 2017 to November 2018, Hunter was the Senior Controller at Karbone Inc., a leading renewable energy brokerage. From January 2017 to July 2017, Hunter was the assistant controller at ACT Commodities. Hunter began his career at the public accounting firm Grant Thornton in their New York office, where he focused on hedge funds, private equity and fund of funds.

Hunter received his Bachelors in Accounting from Bentley University, and a Masters in Taxation from Baruch College. Hunter is a licensed CPA in the State of New York, is a member of the AICPA, and holds the Series 7, 63, 24 and 27 certifications from FINRA. He has also passed the CISA and CRISC exams administered by ISACA.

Joseph Mathews, VP, Engineering

Joe Mathews is Vice President of Engineering at StartEngine, and has been leading Engineering and Product teams. Joe started his engineering career with NIIT Technologies, followed by Microsoft Inc, after which he worked for a number of startups, including co-founding one. In May 2017, Joe worked as Director of Platform Engineering at Science37, and since July of 2018, he’s been enjoying his work at StartEngine.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2021, we compensated our three highest-paid executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)(1)	Total compensation ($)
Howard Marks	Chief Executive Officer	$1,034,677	$(2)	$1,034,677
Allen Jebsen	Vice President of Sales	$788,345	$(2)	$768,345
Joshua Amster	Vice President of Sales	$677,565	$(2)	$677,565

(1)	The executives also received medical and health benefits, generally available to all salaried employees.

(2)	No other options were granted in 2021.

In 2021, neither of our two directors received compensation in their capacity as directors.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out certain information with respect to the beneficial ownership of the voting securities of the company, as of March 31, 2022, for:

•	Each person who we know beneficially owns more than five percent of any class of our voting securities.
•	Each of our director and director nominees.
•	Each of our executive officers.
•	All of our directors, director nominees and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all securities that they beneficially own, subject to applicable community property laws.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable		Percent of Class (2)
Common Stock	Howard Marks (1)(4)	9,023,883	600,000	(5)	27.48%
			410,208	(7)	29.64	%(3)(6)
Common Stock	Miller Family Trust 1/2/96 (Ron Miller) (1)	3,754,980	300,000	(5)	11.44%
			150,000	(7)	12.63	%(3)
Common Stock	SE Agoura Investment LLC (8)	198,258	9,148,309	(5)	0.60%
					22.26	%(3)
Common Stock	The Lee Miller Trust UA 09/05/2020 (Lee Miller)	3,754,980	300,000	(5)	11.44%
					12.24	%(3)
Common Stock	All executive officers and directors as a group (8 members including Howard Marks and Ron Miller)(1)	12,812,013	900,000	(5)	39.02%
			3,039,747	(7)	45.54	%(3)(6)
Preferred Stock	Howard Marks (4)	600,000			3.00%
Preferred Stock	Miller Family Trust 1/2/96 (Ron Miller) (1)	300,000			1.50%
Preferred Stock	SE Agoura Investment LLC (8)	9,148,309			45 .74%

(1)	Unless otherwise indicated, the address for each beneficial owner is c/o StartEngine Crowdfunding, Inc., 3900 W Alameda Ave., Suite 1200, Burbank, California 91505

(2)	Based on 32,834,797 shares of Common Stock, 20,002,193 shares of Preferred Stock outstanding.

(3)	This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

(4)	These shares are held by Howard E. Marks Living Trust U/A Dated 12/21/2001 (Howard Marks) and does not include the 1,032,000 shares held by the Marks Irrevocable Trust for the benefit of Mr. Marks’ family.

(5)	Shares acquirable through conversion of Preferred Stock.

(6)	The company’s CEO is currently entitled to vote approximately 13,258,918 Proxy Shares, which are the shares of Common Stock sold in the Regulation A offerings and the some of the prior Regulation Crowdfunding offerings, that Mr. Marks as CEO, has voting control over pursuant to the subscription agreement governing that offering, those shares increase the voting power of Mr. Marks and for all the officers and directors as a group to 39% and 36%, respectively. Upon the effectiveness of our registration statement on Form 10, the proxy will terminate.

(7)	Shares acquirable through the exercise of stock options. The options were granted under the 2015 Equity Incentive Plan.

(8)	SE Agoura Investment LLC is beneficially owned by Aubrey Chernick. The address for SE Agoura Investment LLC is 333 South Grand Avenue, Suite 1470, Los Angeles, CA 90071.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

ITEM 6. OTHER INFORMATION

Not applicable.

ITEM 7. FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of StartEngine Crowdfunding, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of StartEngine Crowdfunding, Inc. (the "Company") as of December 31, 2021, the related statement of operations, stockholders' equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company's auditor since 2021

Lakewood, CO

April 5, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of StartEngine Crowdfunding, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of StartEngine Crowdfunding, Inc. and subsidiaries (collectively the “Company”) as of December 31, 2020, and the related statements of operations, stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of StartEngine Primary, LLC, a wholly-owned subsidiary, which statements reflect total revenues consisting of 31.4 percent of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for StartEngine Primary, LLC, is based solely on the report of the other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

/s/ dbbmckennon

We have served as the Company’s auditor from 2017 to 2022
Newport Beach, California
June 24, 2021, except for the effects of the stock split discussed in Note 1 to the consolidated financial statements, as to which the date is July 12, 2021

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2021	2020
Assets
Current assets:
Cash	$13,920,634	$18,539,383
Marketable securities	7,081,588	4,054,542
Accounts receivable, net of allowance	1,477,887	751,633
Other current assets	3,483,129	395,463
Total current assets	25,963,238	23,741,021

Property and equipment, net	57,541	7,986
Investments - warrants	1,130,133	431,190
Investments - stock	3,923,788	1,047,537
Investments - collectibles	1,926,394	-
Investments - real estate	2,136,628	-
Intangible assets	20,000	20,000
Other assets	50,000	43,200
Total assets	$35,207,722	$25,290,934

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$573,840	$346,145
Accrued liabilities	2,607,417	1,216,417
Deferred revenue	4,111,829	757,750
Total current liabilities	7,293,086	2,320,312

Total liabilities	7,293,086	2,320,312

Commitments and contingencies

Stockholders' equity:
Series A Preferred Stock, par value $0.00001, 10,350,000 shares authorized, 9,272,044 and 9,762,783 shares issued and outstanding at December 31, 2021 and 2020, respectfully, liquidation preference of $5,310,409 and $5,591,471 at December 31, 2021 and 2020, respectively.	5,286,667	5,566,473
Series T Preferred Stock, par value $0.00001, 4,950,000 shares authorized, 482,211 and 497,439 shares issued and outstanding at December 31, 2021 and 2020, respectively, liquidation preference of $1,414,486 and $1,459,154 at December 31, 2021 and 2020, respectively.	983,852	1,014,922
Series Seed Preferred Stock, par value $0.00001, 10,650,000 shares authorized, 10,247,938 and 10,650,000 and shares issued and outstanding at December 31, 2021 and 2020, respectfully, liquidation preference of $1,707,990 and $1,775,000 at December 31, 2021 and 2020, respectively.	1,707,990	1,775,000
Common stock, par value $0.00001, 75,000,000 shares authorized, 32,834,797 and 30,508,476 shares issued and outstanding at December 31, 2021 and December 31, 2020, respectively	328	305
Additional paid-in capital	38,878,893	32,526,706
Noncontrolling interest	(4,127)	(40,041)
Accumulated deficit	(18,938,967)	(17,872,540)
Total stockholders' equity	27,914,636	22,970,622
Total liabilities and stockholders' equity	$35,207,722	$25,290,934

See accompanying notes to audited consolidated financial statements

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2021	2020
Revenues	$29,078,030	$12,574,218

Cost of revenues	5,888,893	3,406,397

Gross profit	23,189,137	9,167,821

Operating expenses:
General and administrative	8,869,651	5,170,697
Sales and marketing	11,832,183	5,177,254
Research and development	3,132,996	1,309,444
Change in fair value of warrants received for fees	-	29,010
Impairment in value of shares received for fees	443,618	51,231
Total operating expenses	24,278,448	11,737,636

Operating loss	(1,089,311)	(2,569,815)

Other expense (income), net:
Other expense (income), net	(113,748)	35,973
Total other expense (income), net	(113,748)	35,973

Loss before provision for income taxes	(975,563)	(2,605,788)

Provision for income taxes	90,862	18,612

Net loss	(1,066,426)	(2,624,401)
Less: net loss attributable to noncontrolling interest	-	(40,041)
Net loss attributable to stockholders	$(1,066,426)	$(2,584,360)

Weighted average loss per share - basic and diluted	$(0.03)	$(0.10)
Weighted average shares outstanding - basic and diluted	32,834,797	27,123,576

See accompanying notes to audited consolidated financial statements

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series A Preferred Stock		Series T Preferred Stock		Series Seed Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Subscription Receivable	Accumulated Other Comprehensive Loss		Noncontrolling Interest	Accumulated Deficit	Total
Balance at December 31, 2019	9,762,783	5,566,473	$429,939	814,922	10,650,000	1,775,000	24,016,413	240	9,740,266	(59,672)	$			(15,288,180)	2,549,049
Sale of common stock	-	-	-	-	-	-	6,413,775	64	22,313,539	59,672		-	-	-	22,373,275
Offering costs	-	-	-	-	-	-	-	-	(1,691,713)	-		-	-	-	(1,691,713)
Exercise of stock options	-	-	-	-	-	-	47,916	1	12,638	-		-	-	-	12,639
Sale of preferred stock	-	-	67,500	200,000	-	-	-	-	-	-		-	-	-	200,000
Stock compensation expense	-	-	-	-	-	-	30,372	-	2,151,773	-		-	-	-	2,151,773
Noncontrolling interest	-	-	-	-	-	-	-	-	-	-		-	(40,041)	40,041	-
Net loss	-	-	-	-	-	-	-	-	-	-		-	-	(2,624,401)	(2,624,401)
Balance at December 31, 2020	9,762,783	5,566,473	497,439	1,014,922	10,650,000	1,775,000	30,508,476	305	32,526,503	-		-	(40,041)	(17,872,540)	22,970,622
Sale of common stock	-	-	-	-	-	-	1,204,526	12	14,813,156	-		-	-	-	14,813,168
Offering costs	-	-	-	-	-	-	-	-	(11,471,836)	-		-	-	-	(11,471,836)
Exercise of stock options	-	-	-	-	-	-	213,766	2	128,321	-		-	-	-	128,324
Sale of preferred stock	-	-	-	-	-	-	-	-	-	-		-	-	-	-
Conversion to Common Stock	(490,739)	(279,806)	(15,228)	(31,070)	(402,062)	(67,010)	908,029	9	377,877	-		-	-	-	-
Stock compensation expense	-	-	-	-	-	-	-	-	2,504,872	-		-	-	-	2,504,871
Noncontrolling interest	-	-	-	-	-	-	-	-	-	-		-	35,914	-	35,914
Net loss	-	-	-	-	-	-	-	-	-	-		-	-	(1,066,426)	(1,066,426)
Balance at December 31, 2021	9,272,044	$5,286,667	482,211	$983,852	10,247,938	$1,707,990	32,834,797	$328	$38,878,893	$-		$-	$(4,127)	$(18,938,966)	$27,914,636

See accompanying notes to audited consolidated financial statements

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(1,066,426)	$(2,624,401)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	6,084	3,961
Bad debt expense	118,335	72,282
Fair value of warrants received for fees	(698,943)	(398,273)
Fair value of investments - other received for fees	(2,876,251)	(1,022,971)
Change in fair value of warrant investments	-	29,010
Impairment of investments - other received for fees	443,618	51,231
(Gain) loss on marketable securities	-	55,947
Stock-based compensation	2,504,872	2,151,773
Changes in operating assets and liabilities:
Accounts receivable	(726,254)	(38,475)
Other current assets	(3,131,090)	28,036
Accounts payable	227,695	292,335
Accrued liabilities	1,391,000	368,907
Deferred revenue	3,354,079	286,362
Net cash used in operating activities	(453,281)	(744,276)

Cash flows from investing activities:
Purchase of marketable securities	(3,559,167)	(5,034,635)
Sale of marketable securities	-	1,233,831
Investments - Collectibles	(1,926,394)	-
Investments - Real Estate	(2,136,628)	-
Purchase of property and equipment	(49,555)	(10,074)
Net cash used in investing activities	(7,671,744)	(3,810,878)

Cash flows from financing activities:
Proceeds from sale of common stock	14,813,156	22,310,269
Proceeds from sale of preferred stock	-	200,000
Offering costs	(11,471,836)	(1,691,713)
Subscriptions receivable	-	59,672
Proceeds from exercise of employee stock options	164,965	15,973
Net cash provided by financing activities	3,506,285	20,894,201

(Decrease) increase in cash and restricted cash	(4,618,740)	16,339,047
Cash and restricted cash, beginning of year	18,539,384	2,200,337
Cash and restricted cash, end of year	$13,920,644	$18,539,384

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$90,863	$12,612

See accompanying notes to audited consolidated financial statements

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

StartEngine Crowdfunding, Inc. was formed on March 19, 2014 (“Inception”) in the State of Delaware. The Company was originally incorporated as StartEngine Crowdsourcing, Inc. and changed to the current name on May 8, 2014. The consolidated financial statements of StartEngine Crowdfunding, Inc. (the "Company" are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in West Hollywood, California.

The Company aims to revolutionize the startup financing model by helping both accredited and non-accredited investors invest in private companies on a public platform. StartEngine Crowdfunding Inc. has wholly-owned subsidiaries, StartEngine Capital LLC, StartEngine Secure LLC, StartEngine Assets LLC and StartEngine Primary LLC. StartEngine Capital LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), StartEngine Secure LLC is a transfer agent registered with the SEC. StartEngine Assets LLC was formed in 2020 to buy, hold and manage assets in various asset classes such as real estate, automobiles, luxury goods and royalty-producing intangible assets. StartEngine Primary LLC was formed in October 2017 and received approval to operate as a registered broker-dealer in July 2019. On April 16, 2020, StartEngine Primary LLC received approval to operate as an alternative trading system. The Company’s mission is to empower thousands of companies to raise capital and create significant amounts of jobs over the coming years.

Stock Split

On July 7, 2021, StartEngine Crowdfunding Inc. split its designated “Common Stock” and “Preferred Stock” on a 3 for 1 basis. The total number of shares of Common Stock that the Company is authorized to issue was increased to 75,000,000 shares after the split. The total number of shares of Preferred Stock that the Company is authorized to issue was increased to 25,950,000 after the split. Accordingly, all share and per share amounts for all periods presented in the consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Management Plans

The Company’s revenue producing activities commenced in 2015 with the approved start of Title IV of the JOBS Act, which created new rules for Regulation A, and increased since then with the start of Regulation Crowdfunding under Title III of the JOBS Act. Because this is a relatively new industry, there is a level of uncertainty about how fast the volume of activity will increase and how future regulatory requirements may change the landscape. Because there is a level of uncertainty and because we are still in the early stages of these new regulations, the Company is expected to incur losses until such time that the volume of Regulation A and Regulation Crowdfunding campaigns and the investments in those campaigns is sufficient for revenues derived from those campaigns to cover its costs. These factors could indicate substantial doubt about the Company’s ability to continue as a going concern.

The Company has cash and cash equivalents of approximately $21 million, which its managements believes will cover losses for the foreseeable future. The Company’s management believes that any substantial doubt about the Company’s ability to continue as a going concern has been alleviated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of StartEngine Crowdfunding, Inc.’s wholly-owned subsidiaries, StartEngine Capital LLC, StartEngine Secure LLC, and StartEngine Primary LLC and StartEngine Assets LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Significant estimates include the value of marketable securities, the value of stock and warrants received as compensation and collectability of accounts receivable. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. The following are level 1, 2 and 3 assets.

Level 1

Investments: Marketable securities are made up of mutual funds and shares of common stock that are valued based on quoted prices in active markets

Level 2

Investments - warrants (public portfolio): Fair value measurements of warrants of publicly traded portfolio companies are valued based on the Black-Scholes option pricing model. The model uses the price of publicly traded companies (underlying stock price), stated strike prices, warrant expiration dates, the risk-free interest rate and market-observable volatility assumptions based on comparable public company.

Level 3

Investments – stock: The fair value of investments in stock of private companies is based on the cash selling price of the stock sold to third parties. As the stock is not actively traded, the Company considers this financial instrument a Level 3 instrument.

Investments - warrants (private portfolio): Fair value measurements of warrants of private portfolio companies are priced based on a modified Black-Scholes option pricing model to estimate the asset value by using stated strike prices, warrant expiration dates modified to account for estimates to actual life relative to stated expiration, risk-free interest rates, and volatility assumptions based on comparable public companies. Option volatility assumptions used in the modified Black-Scholes model are based on public companies who operate in similar industries as companies in our private company portfolio. For these warrants, the fair value of the underlying stock may be estimated based on recent raises or based on information received from the portfolio company. Certain adjustments may be applied as determined appropriate by management for lack of liquidity.

The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$13,920,634	$-	$-	$13,920,634
Marketable securities	7,081,588	-	-	7,081,588
Investments - stock	-	-	3,923,788	3,923,788
Investments - warrants	-	-	1,130,133	1,130,133
	$21,002,222	$-	$5,053,921	$26,056,143

The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$18,539,384	$-	$-	$18,539,384
Marketable securities	4,054,542	-	-	4,054,542
Investments - warrants	-	-	431,190	431,190
	$22,593,926	$-	$431,190	$23,025,116

The following table presents additional information about transfers in and out of Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2021 and 2020:

Investments-
Warrants
Fair value at December 31, 2019	$61,927
Receipt of warrants/stock	398,273
Change in fair value of warrants	(29,010)
Fair value at December 31, 2020	431,190
Receipt of warrants/stock	698,943
Change in fair value of warrants/stock	-
Fair value at December 31, 2021	$1,130,133

The following range of variables were used in valuing Level 3 warrant assets during the year ended December 31, 2021 and 2020:

	2021	2020
Expected life (years)	1 - 2.5	1 - 2.5
Risk-free interest rate	0.1% - 0.9%	0.1% - 0.9%
Expected volatility	30% - 225%	30% - 225%
Annual dividend yield	0%	0%

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The allowance for doubtful accounts as of December 31, 2021 and 2020 was $347,216 and $90,691, respectively. Bad debt expense for the year ended December 31, 2021 and 2020 was $118,335 and $72,282, respectively.

Investment Securities

Marketable Securities

Our marketable securities consist of mutual funds and common stock equities that are tradable in an active market. Unrealized gains and losses on available-for-sale securities, net of applicable taxes, are reported as a component of other income, net in the accompanying consolidated statements of operations.

Non-Marketable and Other Securities

Non-marketable and other securities include investments in non-public equities. Our accounting for investments in non-marketable and other securities depends on several factors, including the level of ownership, power to control and the legal structure of the subsidiary making the investment. As further described below, we base our accounting for such securities on: (i) fair value accounting, (ii) equity method accounting, and (iii) cost method accounting.

Investments - Warrants

In connection with negotiated platform fee agreements, we may obtain warrants giving us the right to acquire stock in companies undergoing Regulation A offerings. We hold these assets for prospective investment gains. We do not use them to hedge any economic risks nor do we use other derivative instruments to hedge economic risks stemming from these warrants.

We account for warrants in certain private and public (or publicly traded under the provisions of Regulation A) client companies as derivatives when they contain net settlement terms and other qualifying criteria under ASC 815, Derivatives and Hedging. In general, the warrants entitle us to buy a specific number of shares of stock at a specific price within a specific time period. Certain warrants contain contingent provisions, which adjust the underlying number of shares or purchase price upon the occurrence of certain future events. Our warrant agreements typically contain net share settlement provisions, which permit us to receive at exercise a share count equal to the intrinsic value of the warrant divided by the share price (otherwise known as a “cashless” exercise). These warrants are recorded at fair value and are classified as Investments - warrants on our consolidated balance sheet at the time they are obtained.

The grant date fair values of warrants received in connection with services performed are deemed to be revenue and recognized upon receipt.

Any changes in fair value from the grant date fair value of warrants will be recognized as increases or decreases to investments on our consolidated balance sheets and as a component of operating expenses on our consolidated statements of operations.

In the event of an exercise for shares, the basis or value in the securities is reclassified from Investment - warrants to marketable securities or non-marketable securities, as described below, on the consolidated balance sheet on the latter of the exercise date or corporate action date. The shares in public companies, or companies that trade over-the-counter as allowed by Regulation A, are classified as marketable securities (provided they do not have a significant restriction from sale). Changes in fair value of securities designated as marketable, after applicable taxes, are reported in other income, which is a separate component of stockholders' equity. The shares in private companies without an active trading market are classified as non-marketable securities. Typically, we account for these securities at cost less any impairment.

The fair value of the warrants portfolio is a critical accounting estimate and is reviewed periodically. We value our warrants using a modified Black-Scholes option pricing model, which incorporates the following significant inputs, in addition to certain adjustments for general lack of liquidity:

•	An underlying asset value, which is estimated based on current information available in valuation reports, including any information regarding subsequent rounds of funding or performance of a company.

•	Stated strike price, which can be adjusted for certain warrants upon the occurrence of subsequent funding rounds or other future events.

•	Price volatility or risk associated with possible changes in the warrant price. The volatility assumption is based on historical price volatility of publicly traded companies within indices or companies similar in nature to the underlying client companies issuing the warrant.

•	The expected remaining life of the warrants in each financial reporting period.

•	The risk-free interest rate is derived from the Treasury yield curve and is calculated based on the risk-free interest rates that correspond closest to the expected remaining life of the warrant on the date of assessment.

Investments - Stock

In connection with negotiated platform fee agreements, the Company obtains shares of stock in its customers. As the stock received from customers have no readily determinable fair values, the Company accounts for this stock received using the cost method, less adjustments for impairment. During the years ended December 31, 2021 and 2020, the Company received stock with a cost of $2,876,251 and $1,022,971, respectively, as payment for fees. During the year ended December 31, 2021 and 2020, impairment expense related to shares received amounted to $443,618 and $51,231, respectively.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of three to five  years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Intangible Assets

Intangible assets are amortized over their respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the liquidation and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock.

Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

Noncontrolling Interest

The Company presents third party minority interests in subsidiaries in accordance with ASC 810, Consolidation. Under that topic, such minority interests are presented on the Company’s balance sheet within the equity section as noncontrolling interest.

Equity Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs of $11,471,836 and $1,691,713 were charged to stockholders’ equity during the year ended December 31, 2021 and 2020, respectively.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers. ASC 606 contains a framework for analyzing potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation.

The Company recognizes revenues from Regulation A and Regulation D platform fees at an agreed-upon rate. In 2021 the rate was a percentage of the capital raised. Platform fees are paid to the Company from customers’ escrow accounts. For certain Regulation A offerings, the Company earns a portion of its platform fees in warrants or shares. The grant date fair values of shares and warrants received are recognized as revenue when earned. The Company’s performance obligations are satisfied as services are rendered through the duration of the campaign.

Revenues from Regulation Crowdfunding platform fees are recognized at an agreed-upon rate based on the amount invested in an offering. Platform fees are due upon the disbursement of funds from escrow and are paid to the Company from customers’ escrow accounts. The Company’s performance obligations are satisfied as services are rendered through the duration of the campaign.

The Company provides marketing services branded under the name “StartEngine Premium.”. The Company invoices for these services upon an issuer launching a campaign. If the campaign fails to launch, no amounts are due.

The Company also provides transfer agent services branded under the name “StartEngine Secure” that are deferred over 12 months based on the agreed-upon term for such services and the period over which the Company’s performance obligations are to be satisfied. Payment for StartEngine Secure services are generally paid via customers’ escrow accounts.

The Company offers campaign advertising services branded under the name “StartEngine Promote.” The revenues are earned based on additional investments attributable to the campaign advertising services, and such revenues are recognized throughout the campaign. StartEngine Promote fees are charged to the issuers and are paid to the Company from customers’ escrow accounts. The Company’s performance obligations are satisfied as services are rendered.

The Company hosts periodic events, such as summits, and recognizes revenues from ticket sales and sponsorships. Payments from event attendees and event sponsors received prior to each event are deferred and recognized in revenue once the event occurs.

The Company also provides other bundled professional services, which are recognized as such services are rendered.

The Company’s contracts with customers generally have a term of one year or less. As of December 31, 2021 and 2020, the Company had deferred revenue of $4,111,829 and $757,750, respectively, related to performance obligations yet to be fulfilled. The Company had no other customer contract assets.

Cost of Revenues

Cost of revenues consists of internal employees, hosting fees, processing fees, and certain software subscription fees that are required to provide services to our issuers.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of non-capitalizable engineering fees for both employees and consultants related to our website and future product offerings, email and other tools that are utilized for client related services and outreach. During the year ended December 31, 2021 and 2020, research and development costs were $2,918,951 and $1,309,444, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock-based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or cancelled during the periods reported. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services.

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

Earnings per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the year. Options and convertible preferred stock which are common stock equivalents are not included in the diluted earnings per share calculation for the year ended December 31, 2021 or 2020 since their effect is anti-dilutive. See Note 6 for outstanding stock-options as of December 31, 2021 and 2020.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

At times, the Company may have certain vendors or customers that make up over 10% of the balance at any given time. However, the Company is not dependent on any single or group of vendors or customers, and accordingly, the loss of any such vendors or customers would not have a significant impact on the Company’s operations.

Risks and Uncertainties

The Company’s operations are subject to new laws, regulation and compliance. Significant changes to regulations governing the way the Company derives revenues could impact the company negatively. Technological and advancements and updates as well as maintaining compliance standards are required to maintain the Company’s operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – MARKETABLE SECURITIES AND INVESTMENTS

Marketable Securities

Marketable securities consisted of the following as of December 31, 2021 and 2020:

	December 31,
	2021	2020
Mutual funds Short term bond index	7,079,733	4,052,687
Common stock	1,855	1,855
	$7,081,588	$4,054,542

The Company had $0 in losses and $76,991 in losses on mutual funds held for the year ended December 31, 2021 and 2020, respectively.

Investments – Warrants

Equity warrants, as described in Note 2, are equity warrants received for services provided. The warrants are valued on the date they are earned in accordance with revenue recognition criteria and again at each reporting date.

Investments – Stock

Investments - stock, as described in Note 2, consist of shares the Company holds in various companies that launched on its platform received in exchange for services provided. The shares are recorded at cost less any impairment.

NOTE 4 – PROPERTY AND EQUIPMENT

As of December 31, 2021 and 2020, property and equipment consisted of the following:

	December 31, 2021	December 31, 2020
Computer equipment	$72,358	$16,818
Software	3,753	3,654
Total property and equipment	76,111	20,472
Accumulated depreciation	(18,571)	(12,486)
	$57,540	$7,986

Depreciation expense for the year ended December 31, 2021 and 2020 was $6,084 and $3,961, respectively.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with and does not know of any pending or threatening litigation against the Company or any of its officers.

The Company maintains offices on a month-to-month lease. Total rent expense for the year ended December 31, 2021 and 2020 amounted to $59,268 and $299,840, respectively.

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

As of December 31, 2021, the Company had authorized the issuance of 8,650,000 shares of preferred stock with par value of $0.00001. Of these authorized shares, 3,450,000 were designated as Series A Preferred Stock (“Series A”), 1,650,000 were designated as Series T Preferred Stock (“Series T”), and 3,550,000 were designated as Series Seed Preferred Stock (“Series Seed”).

As described in Note 1, concurrently with a stock split on July 7, 2021, the Company has authorized the issuance of 25,950,000 shares of our preferred stock with par value of $0.00001. Of these authorized shares, 10,350,000 are designated as Series A, 4,950,000 are designated as Series T, and 10,650,000 are designated as Series Seed.

Series A Preferred Stock

The Series A has liquidation priority over the Series Seed and common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series A shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any payment is made to Series Seed or common stock, liquidation distributions, which will be paid ratably with the Series T in proportion to its respective liquidation preference. Holders of Series A will receive an amount equal to $0.5727 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A and Series T ratably in proportion to the full preferential amounts for which they are entitled. The Series A votes on an as-converted basis. The Series A is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series A is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, coverts the offer and sale of common stock at an offering price of not less than $2.86 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series A has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

Series T Preferred Stock

The Series T have liquidation priority over the Series Seed and common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series T shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any payment is made to Series Seed or common stock, liquidation distributions, which will be paid ratably with the Series A in proportion to its respective liquidation preference. Holders of Series T will receive an amount equal to $2.93 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A and Series T ratably in proportion to the full preferential amounts for which they are entitled. The Series T votes on an as-converted basis. The Series T is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series T is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, coverts the offer and sale of common stock at an offering price of not less than $2.93 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series T has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

During the year ended December 31, 2020, the Company sold 67,500 shares of Series T Preferred Stock for $200,000.

Series Seed Preferred stock

The Series Seed have liquidation priority over the common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series Seed shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, after any payment made to Series A and Series T, but before any payment is made to the Company’s common stock, an amount equal to $0.1667 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of Series A and Series T first, then ratably in proportion to the full preferential amounts for which they are entitled to the Series Seed. The Series Seed votes on an as-converted basis. The Series Seed is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series Seed is automatically converted into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, converts the offer and sale of common stock at an offering price of not less than $2.86 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series Seed has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

Common Stock

As of December 31, 2021 we had authorized the issuance of 25,000,000 shares of our common stock with par value of $0.00001. As described in Note 1, concurrently with a stock split, we increased the authorized shares of common stock to 75,000,000.

During the year ended December 31, 2021, the Company sold 1,204,526 shares of common stock through its Regulation A offering and sold 1,128,085 shares of common stock on behalf of selling shareholders. The Company recognized gross proceeds of $14,813,136. In connection with the offering, the Company recognized offering costs of $11,471,836 during the year ended December 31, 2021.

During the year ended December 31, 2020, the Company sold 6,413,775 shares of common stock through its Regulation A offering. The Company recognized gross proceeds of $22,313,603 and received funds from a subscription receivable of $59,672 related to the sale of shares in 2019.

Stock Options

In 2015, our Board of Directors adopted the StartEngine Crowdfunding, Inc. 2015 Equity Incentive Plan (the “2015 Plan”).  The 2015 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock.  Up to 7,590,000 shares of our common stock may be issued pursuant to awards granted under the 2015 Plan. The 2015 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

The Company valued options granted under the 2015 Plan under ASC 718 using the Black-Scholes pricing model. The granted options in 2021 and 2020 have exercise prices ranging from $13.50 to $4.33, generally vest over four years and expire in ten years. The stock options granted during the year ended December 31, 2021 and 2020 were valued using the Black-Scholes pricing model using the range of inputs as indicated below:

	2021	2020
Expected life (years)	7	7
Risk-free interest rate	0.5% - 1.8%	0.5% - 1.8%
Expected volatility	57.8%	57.8%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company currently recognizes option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

A summary of the Company’s stock option activity and related information is as follows.

			Weighted- Average
		Weighted-	Remaining
		Average	Contractual
		Exercise	Life
	Options	Price	(Years)
Outstanding at December 31, 2019	4,035,000	$0.85	6.77
Granted	3,022,515	3.09
Exercised	(47,916)	0.26
Forfeited/cancelled	(195,000)	0.26
Outstanding at December 31, 2020	6,814,599	$1.86	7.57
Granted	587,000	8.25
Exercised	(213,766)	1.70
Forfeited/cancelled	(108,000)	4.33
Outstanding at December 31, 2021	7,079,833	$2.39	6.90
Vested and expected to vest at December 31, 2021	7,079,833	$1.18	6.40
Exercisable at December 31, 2021	3,924,831	$1.18	6.40

The weighted average grant date fair values of options granted during the years ended December 31, 2021 and 2020 were $8.25 and $2.11 per option, respectively. During the years ended December 31, 2021 and 2020, employees exercised their vested options to purchase 213,766 and 47,916 shares of common stock, and the Company received aggregate exercise proceeds of $128,323 and $12,638, respectively. The intrinsic value of the options exercised was $925,607 and $129,567 during the years ended December 31, 2021 and 2020, respectively.

Stock option expense for the year ended December 31, 2021 and 2020 was $2,504,872 and $2,032,280, respectively, and are included within the consolidated statements of operations as follows:

	2021	2020
Cost of revenues	$252,468	$204,835
General and administrative	$614,063	498,208
Sales and marketing	$1,424,296	1,155,575
Research and development	$214,045	173,662
Total	$2,504,872	$2,032,280

At December 31, 2021, the total compensation cost related to nonvested awards not yet recognized was approximately $6,300,000 and the weighted-average period over which the total compensation cost related to nonvested awards not yet recognized is expected to be recognized is 2.15 years.

NOTE 7 – INCOME TAXES

For the years ended December 31, 2021 and 2020, the Company only recorded state minimum taxes due to current and historical losses incurred by the Company. The Company’s losses before income taxes consist solely of losses from domestic operations.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also established a Paycheck Protection Program whereby certain small businesses are eligible for a loan to fund payroll expenses, rent, and related costs.

The Company considered the provisions under the CARES Act and elected not to take advantage of the provisions of CARES Act as the effect of such provisions was not expected to have a material impact on the Company’s results of operations, cash flows and financial statements.

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2021 and 2020.

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the year ended December 31, 2021 and 2020.

	2021	2020
Tax at Federal Statutory Rate	21.0%	21.0%
State, Net of Federal Benefit	14.46%	0.7%
Meals & Entertainment	-0.97%	-0.2%
Stock-based compensation	-49.33%	-12.2%
Other	0%	-1.6%
Change in Valuation Allowance	0%	-6.8%
Provision for Taxes	-14.84%	0.9%

The components of our deferred tax assets (liabilities for federal and state income taxes consisted of the following as of December 31, 2021 and 2020.

	2021	2020
Net Operating Loss Carryforwards	$3,963,572	$3,878,130
Reserves and Accruals	347,216	83,778
Depreciation & Amortization	6,084	1,664
Gross Deferred Tax Assets	4,316,872	3,963,572
Valuation Allowance	(4,316,872)	(3,963,572)
Net Deferred Tax Assets	$-	$-

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets, which are comprised primarily of net operating loss carryforwards and tax credits. Management has considered the Company’s history of cumulative net losses, estimated future taxable income and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its U.S. federal and state deferred tax assets. Accordingly, a full valuation allowance has been established against these net deferred tax assets as of December 31, 2021 and 2020, respectively. The Company reevaluates the positive and negative evidence at each reporting period. The Company’s valuation allowance increased during 2021 by $353,300 primarily due to the generation of net operating loss carryforwards and stock based compensation.

Based on federal tax returns filed or to be filed through December 31, 2021, the Company had approximately $14.7 million in U.S. and $15.4 million in state tax net operating loss carryforwards, which begin to expire in 2034. The 2017 Tax Cuts and Jobs Act (“TCJA”) will generally allow losses incurred after 2017 to be carried over indefinitely, but will generally limit the net operating loss deduction to the lesser of the net operating loss carryover or 80% of a corporation’s taxable income (subject to Section 382 of the Internal Revenue Code of 1986, as amended). Also, there will be no carryback for losses incurred after 2017. Losses incurred prior to 2018 will generally be deductible to the extent of the lesser of a corporation’s net operating loss carryover or 100% of a corporation’s taxable income and be available for twenty years from the period the loss was generated. Losses starting in 2018 do not expire. The CARES Act temporarily allows the Company to carryback net operating losses arising in 2018, 2019 and 2020 to the five prior tax years. In addition, net operating losses generated in these years could fully offset prior year taxable income without the 80% of the taxable income limitation under the TCJA which was enacted on December 22, 2017. The Company has been generating losses since its inception, as such the net operating loss carryback provision under the CARES Act is not applicable to the Company.

The Company files tax returns in the United States and California. The Company is subject to U.S. federal and state tax examinations by tax authorities for years 2017 through present. As of December 31, 2021 and 2020, the Company has recorded no liability for unrecognized tax benefits, interest, or penalties related to federal and state income tax matters and there currently no pending tax examinations. The Company will recognize interest and penalties related to uncertain tax positions in income tax expense

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through April 5, 2022. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Sixth Amended and Restated Certificate of Incorporation (1)
2.2	Amended and Restated Bylaws (2)
3.1	Second Amended and Restated Investors’ Rights Agreement (3)
3.2	Form of Irrevocable Power of Attorney (4)
4.1	Form of Common Stock Subscription Agreement (4)
4.2	Form of Preferred Stock Subscription Agreement (2)
6.2	Employment Agreement effective as of January 1, 2022 (Howard Marks) (4)
6.3	Observer Rights Agreement dated November 2, 2016 (Ronald Miller) (2)
6.4	Broker-Dealer Agreement between StartEngine Crowdfunding, Inc. and Dalmore Group, LLC dated February 10, 2022(4)
8.1	Escrow Agreement for Securities Offering (4)*

*	Portions of this exhibit have been omitted.

(1)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11487)

(2)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10862)

(3)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11177)

(4)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11806)

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StartEngine Crowdfunding, Inc.

Date: April 6, 2022	By:	/s/ Howard Marks
Howard Marks
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: April 6, 2022	By:	/s/ Howard Marks
Howard Marks
Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Director

Date: April 6, 2022	By:	/s/ Ronald Miller
Ronald Miller
Director and Chairman